Exhibit 99.1

Cybin Hosting Research and Development Briefing on November 8, 2021

Breakthrough pre-clinical, research findings to be released show therapeutic advancements on the data-driven evolution of psychedelic psilocybin molecule

TORONTO, CANADA – November 2, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to Therapeutics™”, will host an in-person and virtual research and development (“R&D”) briefing releasing positive research findings and data on Monday, November 8, 2021 from 8:30 am to 9:30 am (EST) on the advancements to create a promising approach for patients in need of effective and safe prescription therapies in the mental health space. Founded in October 2019, Cybin is a company that has evolved in many ways on its journey to create ethical and equitable scientific platforms.

Cybin’s leadership, including CEO Doug Drysdale and the Company’s senior scientific research team, are hosting the R&D briefing. The in-person session will take place at the Adrienne Arsht Center for the Performing Arts, within the Green Room, at the Wonderland Conference in Miami. Log-in details for the webcast for virtual attendees can be found below. The event will be followed by a Q&A session.

The evolution within the Company continues to align with its “Psychedelics to Therapeutics” approach by harnessing already known attributes of classical psychedelics and engineering them into commercially viable therapeutics. The Company’s comparative pre-clinical data clearly shows multiple potential advantages over classical psychedelic molecules. This data and the molecular possibilities may have wide-reaching implications for the treatment of mental health.

“We are on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. At a time when COVID has exacerbated the mental health crisis to epidemic proportions, the Cybin team has been exceptionally productive. We are excited to share the deeply meaningful scientific progress that we have made. You will not want to miss this,” said Drysdale.

Speakers at the R&D event include:

Doug Drysdale – Chief Executive Officer

Michael Palfreyman, Ph.D. – Chief R&D Officer

Geoff Varty, Ph.D. – Head of R&D

Aaron Bartlone – Chief Operating Officer

Physical address for attendees:

Physical event is for media attendees and analysts only. To RSVP, please email info@cybin.com.

The Adrienne Arsht Center for the Performing Arts

Next Generation Green Room

Arts of Miami-Dade County, Inc.

1300 Biscayne Blvd. Miami, FL 33132

Virtual Webcast:

Virtual event is open to shareholders and the general public.

Topic: Cybin Research & Development Press Conference

Location: Wonderland Conference, Miami, FL

Time: Nov 8, 2021 08:30 AM Eastern Time (US and Canada)

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About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally-recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the USA, UK and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com